UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 22, 2012

Commission File Number 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, 22 February 2012

2011 financial and business objectives achieved; operational cash flow above expectations

Prioritising operational efficiency, financial solidity and marketing and technological innovation in 2012

•

The Group had a number of commercial successes in 2011:

-

an 8.0% increase in total Group customers to 226.3 million at 31 December 2011, led by rapid growth in mobile services in Africa and the Middle East, which now includes Iraq and the Democratic Republic of Congo.

-

a 30.5% ADSL market share for the year in France, with the consumer mobile market share stabilized at about 40% and the Open quadruple-play offer with 1.2 million customers at 31 December 2011.

-

growth in mobile revenues accelerated in Spain to +7.1% in 2011 from +3.6% in 2010, despite a very difficult economic environment.

-

offers attracting more than a million customers: Deezer (1.2 million customers at 31 December 2011), Orange Money in Africa (3.2 million customers at 31 December 2011).

-

Successful 4G auctions in France and Spain.

•

Consolidated revenues were 45.277 billion euros, in line with recent Group expectations and stable compared with 2010 on a comparable basis and excluding the impact of regulatory measures.

•

Restated EBITDA was 15.083 billion euros with erosion in the restated EBITDA margin (33.3%) limited to -1.1 points, in line with Group expectations.

•

CAPEX increased 3.3% year on year to 5.770 billion euros, equal to 12.7% of revenues, on a comparable basis, in line with the 2011-2013 trajectory.

•

Restated operating cash flow (EBITDA – CAPEX) was 9.313 billion euros, exceeding the operating cash flow target of slightly more than 9 billion euros in 2011.

•

Net debt was 32.331 billion euros at 31 December 20111. The restated ratio of net debt/EBITDA was 2.09.

•

The Group confirms the payment of a dividend of 1.40 euros for 2011, with the balance of 0.80 euros per share to be paid in cash on 13 June 20122.

•

The Group anticipates operating cash flow of close to 8 billion euros in 2012 and confirms its Conquests 2015 strategic plan. Given the uncertain macro-economic and competitive environment, the Group has decided to adapt its shareholder remuneration policy by aligning it with operating cash flow generation. The total amount allocated to dividends for fiscal years 2012 and 2013 should be within the range of 40% to 45% of operating cash flow in order to preserve, in all conditions, the Group’s financial strength and maintain a net debt/EBITDA ratio of about 2 in the medium term.

Including a payment on 19 January 2012 related to the acquisition of a 4G license (800MHz) in France and a payment on 13 January 2012 related to the dispute between Danish company DPTG and TP S.A. in Poland.

2

Subject to approval by the Annual General Meeting of Shareholders.

Commenting on the publication of the Group’s 2011 results, France Telecom-Orange Chairman and CEO Stéphane Richard said:

“The improvement in our commercial position in 2011 in France, Spain and most of the countries in which we are present in Africa and the Middle East, enabled us to achieve our financial objectives despite a more challenging environment than expected. I would like to thank the Group’s 170,000 employees for this achievement.

Having acquired a foothold in Iraq and the Democratic Republic of Congo this year, the Group now serves more than 226 million customers around the world. We are conscious that the macro-economic and competitive context in 2012 remains uncertain, and are therefore further strengthening the rigorous financial and operational management approach taken in 2011, and we have decided to adapt our shareholder remuneration policy to ensure the financial strength of the Group at all times. I am more convinced than ever that Orange, which has returned to fighting form, will set itself even further apart in the months to come by relying on its excellent fundamentals: its networks, its capacity for innovation and, of course, the teams which serve our customers. I am therefore approaching the year with confidence and confirm the direction set out in the Group’s Conquests 2015 strategic plan.

key figures

•

full year data

In millions of euros	2011	2010 comparable basis (unaudited)	2010 historical basis	change comparable basis	change excluding regulatory measures	change historical basis	impact of change in exchange rates	impact of change in consolidated group
Revenues	45,277	46,020	45,503	(1.6)%	0.0%	(0.5)%	(0.6)%	1.7%
Of which:
France	22,534	23,314	23,308	(3.3)%	(1.5)%	(3.3)%	-	0.0%
Spain	3,993	3,821	3,821	4.5%	7.0%	4.5%	-	(0.0)%
Poland	3,625	3,781	3,934	(4.1)%	(2.6)%	(7.8)%	(2.9)%	(1.0)%
Rest of World	8,795	8,879	8,248	(0.9)%	0.9%	6.6%	(1.3)%	9.0%
Enterprises	7,101	7,213	7,216	(1.6)%	(1.6)%	(1.6)%	(0.4)%	0.4%
International Carriers and Shared Services	1,610	1,626	1,600	(1.0)%	(1.0)%	0.6%	(0.1)%	1.7%
Eliminations	(2,381)	(2,614)	(2,624)	-	-	-	-	-
Restated EBITDA*	15,083	15,846	15,655	(4.8)%	(3.4)%	(3.7)%	(0.7)%	1.9%
In % of revenues	33.3%	34.4%	34.4%	(1.1)pt	(1.2)pt	(1.1)pt	-	-
Of which:
France	8,654	9,298	9,213	(6.9)%	(5.4)%	(6.1)%	-	0.9%
Spain	839	764	765	9.8%	11.2%	9.8%	-	(0.0)%
Poland	1,274	1,397	1,458	(8.8)%	(9.0)%	(12.6)%	(2.4)%	(1.8)%
Rest of World	2,994	3,190	2,941	(6.1)%	(4.0)%	1.8%	(1.5)%	9.9%
Enterprises	1,283	1,256	1,317	2.2%	2.2%	(2.6)%	(2.0)%	(2.7)%
International Carriers and Shared Services	39	(60)	(39)	-	-	-	-	-
Eliminations	-	-	-	-	-	-	-	-
Operating Income	7,948		7,562
Net income attributable to equity owners of France Telecom SA	3,895		4,880
CAPEX (excluding GSM and UMTS licences)	5,770	5,584	5,522	3.3%		4.5%
In % of revenues	12.7%	12.1%	12.1%	0.6pt		0.6pt
Restated operating cash flow*	9,313	10,262	10,133	(9.2)%		(8.1)%

		At December 31, 2011 (restated**)	At December 31, 2011	At December 31, 2010	At December 31, 2009
Net financial debt		32,331	30,890	31,840	32,534
Net financial debt / EBITDA (restated)***		2.09	2.00	1.95	1.95

*

EBITDA restatements are described in appendix 5.

**

In 2011, restated net financial debt included a payment on 19 January 2012 related to the acquisiton of the 4G license (800MHz) in France (891 million euros) and a payment on 13 January 2012 related to the dispute between the Danish company DPTG  and TP S.A. in Poland (550 million euros).

***

The method of calculating the net financial debt / EBITDA ratio (restated) is described in appendix 4.

•

quarterly data

In millions of euros	4th quarter 2011	4th quarter 2010 comparable basis	4th quarter 2010 historical basis	change comparable basis	change excluding regulatory measures	change historical basis	impact of change in exchange rates	impact of change in consolidated group

Revenues	11,428	11,627	11,731	(1.7)%	(0.2)%	(2.6)%	(1.0)%	0.1%
Of which:
France	5,661	5,903	5,877	(4.1)%	(2.0)%	(3.7)%	-	0.4%
Spain	1,010	962	963	5.0%	7.3%	4.9%	-	(0.1)%
Poland	824	858	998	(4.1)%	(2.1)%	(17.5)%	(12.0)%	(1.9)%
Rest of World	2,292	2,301	2,294	(0.4)%	0.4%	(0.1)%	0.4%	(0.1)%
Enterprises	1,818	1,856	1,860	(2.0)%	(2.0)%	(2.2)%	(0.4)%	0.2%
International Carriers and Shared Services	423	403	401	5.0%	5.0%	5.6%	0.0%	0.6%
Eliminations	(600)	(657)	(661)	-	-	-	-	-
Restated EBITDA*	3,472	3,571	3,613	(2.8)%	(1.2)%	(3.9)%	(1.0)%	(0.2)%
In % of revenues	30.4%	30.7%	30.8%	(0.3)pt	(0.3)pt	(0.4)pt
CAPEX (excluding GSM and UMTS licences)	2,039	2,115	2,148	(3.6)%		(5.1)%	(1.4)%	(0.1)%
In % of revenues	17.8%	18.2%	18.3%	(0.4)pt		(0.5)pt
Restated operating cash flow*	1,433	1,456	1,465	(1.5)%		(2.2)%

* EBITDA restatements are described in appendix 5.

*

*        *

The Board of Directors of France Telecom SA met on 21 February 2012 and examined the Group’s financial statements.

The Group’s statutory auditors audited these financial statements, and the audit reports pertaining to their certification are in the process of being issued.

More detailed information is available on the France Telecom-Orange website:

www.orange.com

4

comments on key Group figures

revenues

The France Telecom-Orange group had revenues of 45.277 billion euros in 2011, down 1.6% year on year on a comparable basis. Excluding the impact of regulatory measures (-748 million euros), revenues were generally stable compared with the preceding year, despite the impact of the increase in VAT in France and the situation in Egypt and in Côte d'Ivoire.

Spain and the Rest of World segment (excluding Egypt and Côte d’Ivoire) had very strong growth. This growth trend is producing a new balance between operations in France, which represented 47.6% of the Group’s revenues in 2011, and the other business segments.

Group revenues were 11.428 billion euros in the fourth quarter of 2011, a decline of 1.7% on a comparable basis. Excluding the impact of regulatory measures (-181 million euros), revenues were down 0.2%, after falling 0.5% in the third quarter. As the Group had anticipated, there was a slowdown in revenue progression in the second half of 2011 after it had risen 0.3% in the first half excluding the impact of regulatory measures.

Changes in annual revenues by segment, excluding the impact of regulatory measures, were as follows:

•

in France, the 4.3% increase in mobile revenues, led by the success of segmented offers and the growth of smartphones, was achieved despite the fact that the VAT increase was only partially passed through to customers. The market share for mobiles, estimated at 39.9% at 31 December 2011, remained stable in the fourth quarter. At the same time, revenues from fixed Internet services rose 2.2%. The fixed broadband customer base was up 4.2% at 31 December with an estimated ADSL market share of net additions of 30.5% for the year, consistent with the commercial targets. The ADSL market share of net additions in the fourth quarter of 2011 was estimated at 38.4%, the best quarterly rate achieved in the past three years;

•

in Spain, mobile revenue growth accelerated to 7.1% in 2001 after had risen 3.6% in 2010, despite a difficult economic environment and stronger competitive pressures. Fixed services rose 6.6%, compared with a 0.5% drop in 2010, on ADSL growth (customer base and ARPU3);

•

in Poland, mobile revenues rose 3.1%, driven by growth in the customer base. Fixed services fell 6.4% over the year; however, erosion was limited to 2.9% in the fourth quarter, due in particular to the start of service operations for businesses;

•

in the Rest of World segment, excluding Côte d’Ivoire and Egypt, Africa and the Middle East rose 6.8%, led by Cameroon, Mali, Senegal and new operations in Africa4. Europe increased 0.8%, with growth in the majority of countries and a gradual turnaround in Romania, where the decline was limited to 3.7% compared with 7.8% in 2010;

•

the Enterprise business segment reported revenue improvement with the decrease limited to 1.6%, after falling 4.8% in 2010, led by growth in services and international operations.

On an historical basis, 2011 revenues fell 0.5% compared with 2010, which included:

-

a favourable impact of changes in the scope of consolidation (+1.7 points), chiefly related to the full consolidation of the Egyptian operator Mobinil from July 2010 and the acquisition of the KPN Belgium Business by Mobistar, consolidated since June 2010;

-

a negative foreign exchange impact (-0.6 points), mainly related to the drop in the value of the Egyptian pound, Polish zloty and US dollar, partially offset by the strengthening of the Swiss franc.

See glossary.

New operations in Africa: Kenya, Guinea, Guinea-Bissau, Niger, Central African Republic and Uganda.

5

customer base growth

The Group had 226.3 million customers at 31 December 2011 (excluding MVNOs), an 8.0% year-on-year increase, with 16.7 million net additions over twelve months5, primarily related to the growth of mobile services in Africa and the Middle East.

In mobile services, the Group had a total of 167.4 million customers at 31 December 2011 (excluding MVNOs), which represented year-on-year growth of 11.3% and 17.0 million net additions5.

Africa and the Middle East combined had 74.6 million customers at 31 December 2011, a 26.4% increase, with 15.6 million net additions5. Orange Money is now marketed in eight African countries and had 3.2 million customers at 31 December 2011.

In Europe, customers with smartphones increased 57% to 16.2 million at 31 December 2011.

The Group had a total of 14.4 million customers for fixed broadband services at 31 December 2011, an increase of 5.0% year on year, with 691,000 net additions, including 391,000 in France, 230,000 in the other European countries (notably Spain, Poland and Belgium), and 70,000 in Africa and the Middle East (notably Egypt, Jordan and Senegal).

Digital TV (IPTV and satellite) was up 24.8% in Europe, with 5.138 million subscribers at 31 December 2011, mainly in France and Poland.

Finally, Deezer, the online music service included in Orange’s ADSL and mobile offers, had 1.2 million customers at 31 December 2011.

EBITDA

Restated EBITDA was 15.083 billion euros in 2011 versus 15.846 billion euros in 2010 on a comparable basis. Restated EBITDA margin was equal to 33.3% of revenues, a decrease of 1.1 points, in line with the Group's anticipation of margin erosion being contained at about -1 point on a comparable basis. Significant improvement was reported during the fourth quarter, with erosion limited to -0.3 point, after -1.2 points in the third quarter and -1.5 points in the first half of 2011.

The year was negatively affected by the partial pass-through of the VAT increase that took place on 1 January 2011 in France (-0.2 point) and by the situation in Egypt and Côte d’Ivoire (-0.1 point).  Restated EBITDA also included the impact of regulatory measures estimated at -227 million euros in 2011.

Commercial expenses, which had risen strongly at the beginning of 2011, particularly in France, stabilized in the third and fourth quarters, allowing quarterly EBITDA margin erosion to be contained. Commercial expenses represented 15.5% of revenues for the full year of 2011. The trends for other operating-expense ratios to revenues on a comparable basis were as follows:

-

the ratio of service fees and inter-operator costs was 13.0%, an improvement of 0.4 point compared with 2010. The decrease in call termination rates and roaming tariffs (positive impact of 521 million euros) was partially offset by the growth in traffic with other operators, particularly for mobile data services;

-

the ratio of restated labour expenses was 19.5%, compared with 19.1% in 2010. The average number of full-time equivalent employees was slightly up in 2011 (+0.2%) on a comparative basis to 165,533, compared with 165,198 in 2010;

-

all other expenses (restated) was to 8.463 billion euros in 2011, a decline of 69 million euros from 2010, tied primarily to lower content costs.

Included in 2011 were Meditel in Morocco (4.8 million customers), CCT in the Democratic Republic of Congo (1.7 million customers) and Korek Telecom in Iraq (0.6 million customers). Customer bases are consolidated at the percentage of interest France Telecom-Orange holds in the corresponding companies.

6

operating income

Group operating income was 7.948 billion euros in 2011, an increase of 5.1% on an historical basis (+386 million euros) linked to an increase in EBITDA6 of 792 million euros and the reversal of the cumulative translation adjustment from liquidated entities of 642 million euros. In 2011, the Group ceased certain activities in the UK. This transaction generated a positive impact of 642 million euros by the reclassification of cumulative translation adjustment of these entities.

These positive items were partially offset by:

-

increased impairment of goodwill and fixed assets (-355 million euros), particularly related to Egypt, Romania, Armenia and certain subsidiaries operating in East Africa;

-

the impact of the revaluation in 2010 of the historical interest held in Mobinil in Egypt (-336 million euros)

-

an increase in depreciation and amortization (-274 million euros);

-

the decline in the share of income from associates (-83 million euros), principally related to the impairment of shares in Sonaecom, a mobile operator in Portugal (-47 million euros).

net income

Net income from continuing operations rose to 3.828 billion euros in 2011, compared with 3.807 billion euros in 2010, an improvement of 21 million euros. The increase in operating income of 386 million euros was partly offset by the increase in corporate tax of 332 million euros, while net financial income remained essentially stable (-33 million euros compared with the preceding year), thanks to the decrease in the cost of gross financial debt.

Net income from discontinued operations of 1.070 billion euros in 2010 was primarily related to the disposal of assets due to the creation of the Everything Everywhere joint venture on 1 April 2010 (960 million euros).

Overall, consolidated net income after tax for the France Telecom-Orange group was 3.828 billion euros in 2011, versus 4.877 billion euros in 2010, a decline of 1.049 billion euros.

Net income attributable to owners of the parent was 3.895 billion euros in 2011, versus 4.880 billion euros in 2010, a decrease of 985 million euros.

Net income attributable to non-controlling interests (minority interests) was -67 million euros in 2011 versus -3 million euros in 2010, a reduction of 64 million euros.

CAPEX

CAPEX rose 3.3% on a comparable basis to 5.770 billion euros in 2011. The ratio of CAPEX to revenues was 12.7%, in line with the medium-term strategy for 2011-2013.

Investment in networks, representing 55% of the Group’s CAPEX, rose 2%, in particular due to:

-

increased investment in mobile networks by most European countries as the equipment upgrade programme to improve service quality and reduce costs was implemented;

-

accelerated deployment of 3G mobile networks in Africa;

-

investment in submarine cables in Africa (ACE) and in the Indian Ocean (LION2);

-

growth of fibre optics (FTTH) in France.

Investment in information systems (20% of total CAPEX) rose 4% with the development of customer service improvement programmes, the preparation of new commercial offers and information system modernization.

Investment in customer equipment for fixed broadband services rose strongly (+16%), mainly in France, led by the success of multiplay offers and upgrade programmes for Livebox and TV decoders. The Group is also strengthening the retail networks, most notably in France and Spain, with a corresponding increase in investment of 10%.

Non-restated EBITDA. See appendix 1.

operating cash flow

Operating cash flow, which is EBITDA less CAPEX, rose to 9.313 billion euros in 2011, based on restated EBITDA. This indicator was slightly higher than the annual target of 9.0 billion euros for operating cash flow, and was consistent with the upward revision of the annual target announced during the financial results release of the third quarter.

net financial debt

France Telecom-Orange had net financial debt of 30.890 billion euros at 31 December 2011 versus 31.840 billion euros at 31 December 2010, for a year-on-year reduction of 950 million euros. Taking account of certain exceptional items, which increased disbursements made in January 20127 (from engagements made in 2011), it stood at 32.331 billion euros8.

On this basis, the restated ratio9 of net debt to EBITDA was 2.09 at 31 December 2011, in line with Group expectations for a net debt to EBITDA ratio of about 2 over the medium term.

changes to portfolio of operations

In connection with the review of its asset portfolio in Europe, the Group announced on 23 December 2011 that it had signed an agreement to sell 100% of Orange Communication S.A. ("Orange Switzerland") based on an enterprise value of 1.6 billion euros, corresponding to 6.5 times the subsidiary’s estimated EBITDA in 2011.

The Group also announced on 3 February 2012 the signature of an agreement for the sale of its 35% interest in Orange Austria, which should bring France Telecom-Orange around 70 million euros.

2011 dividend

On 5 June 2012, the Board of Directors will recommend to the Annual General Meeting of Shareholders the payment of a dividend of 1.40 euros per share for 2011. Taking into account the payment of an interim dividend of 0.60 euros on 8 September 2011, the balance due of 0.80 euros per share will be paid in cash on 13 June 201210.

outlook for 2012

In an environment already marked this year by a deterioration in macro-economic indicators, the expectation of increasingly stringent regulations, a higher tax burden, and more intense competitive pressures, particularly in France with the arrival of the fourth mobile operator in January 2012, the Group has set a target for operational cash flow (restated EBITDA less CAPEX) of close to 8 billion euros11.

Confirming its strategy of “adapting to conquer”, the Group will continue to implement its 2011-2015 plan, intensifying activities aimed at improving operational efficiency connected with the Chrysalid programme and the Buyin joint venture and optimizing its commercial costs while reinforcing its business performance.

The Group wants to preserve a strong financial structure and is targeting a net debt to EBITDA ratio of around 2.0 in the medium term, and it will consequently maintain a policy of seeking attractive returns for shareholders aligned with generating operating cash flow.

The amounts allocated to the 2012 dividend will fall in a range of 40% to 45% of operating cash flow generated. France Telecom-Orange will propose to the Board of Directors the payment in September 2012 of an interim dividend of 0.60 euros per share for the fiscal year 2012.

The Group does not intend to buy back shares in 2012, but it reserves the right to do so at a later date (subject to the approval of the General Meeting of Shareholders).

Payment of 891 million euros made on 19 January 2012 relating to the 4G mobile license in France (800 MHz) and the payment of 550 million euros on 13 January 2012 relating to a legal case against the Danish company DPTG and TP S.A. in Poland.

8

The main factors behind the variation in financial debt in 2011 are presented in appendix 4.

9

The method of calculating restatements of net financial debt to EBITDA is described in appendix 4.

10

The coupon clipping date for the dividend is 8 June 2012; the registeration date is 12 June 2012.

11

Excluding exceptional items and excluding the payment of unemployment insurance for employees of France Telecom in France with civil servant status.

review by business segment

France

In millions of euros	period ended 31 December
	2011	2010	2010	11/10	11/10
		comparable basis (unaudited)	historical basis	comparable basis	historical basis
Revenues	22,534	23,314	23,308	(3.3)%	(3.3)%
EBITDA	8,569	8,898	8,813	(3.7)%	(2.8)%
EBITDA / Revenues	38.0%	38.2%	37.8%
Operating income	6,241	6,636	6,567	(5.9)%	(5.0)%
Operating income / Revenues	27.7%	28.5%	28.2%
CAPEX	2,619	2,574	2,568	1.7%	2.0%
CAPEX / Revenues	11.6%	11.0%	11.0%
EBITDA - CAPEX	5,950	6,324	6,245	(5.9)%	(4.7)%

Revenues in France were 22.534 billion euros in 2011, down 3.3% on a comparable basis. Excluding the impact of regulatory measures (-439 million euros), the decline was limited to 1.5%.

Personal Communication Services revenues rose 0.8% to 10.921 billion euros. Excluding the impact of regulatory measures (-361 million euros), growth was 4.3%, reflecting primarily the success of the segmented offers strategy (the Open, Origami and Sosh offers), and the growth in smartphones. The number of contract customers increased 2.5% year on year, representing 71.8% of the total customer base at 31 December 2011, versus 70.5% a year earlier.

Data services grew 15.9% (excluding the impact of regulatory measures), linked to both SMS and Internet browsing revenues. Data services represented 36.1% of network revenues in 2011, a gain of 5.0 points compared with the preceding year. The number of hosted MVNOs continued to grow rapidly, rising 20% year on year to 3.351 million customers at 31 December 2011.

Home Communication Services revenues decreased 5.0% on a comparable basis to 12.860 billion euros. Excluding the impact of regulatory measures (-151 million euros), revenues fell 4.0%, reflecting the 13.4% decline in traditional telephone services12 revenues.

Revenues from Internet services rose 2.2%, despite the fact that the VAT increase for the month of January 2011 was not passed through to customers and the impact of price cuts. Fixed broadband services had net additions of 391,000 customers in 2011, an estimated 30.5% share of net additions in the ADSL market, attributable in particular to the Open offers (1.2 million customers at 31 December 2011) and new segmented triple-play offers. The fixed broadband customer base rose 4.2% year on year to 9.598 million subscribers at 31 December 2011. Digital TV continued its rapid growth, rising 25% year on year to 4.374 million customers at 31 December 2011.

Revenues from Carrier Services fell 1.6% on a comparable basis. Excluding the impact of regulatory measures (-120 million euros), revenues rose 1.1% due to the increasing number of telephone lines sold to other carriers (+12.3% year on year or 11.428 million lines at 31 December 2011).

12

Subscription fees and calling services.

fourth quarter of 2011

Revenues in France were 5.661 billion euros, down 4.1% on a comparable basis. Excluding the impact of regulatory measures (-124 million euros), the decline was limited to 2.0% after falling 2.8% in the third quarter.

Personal Communication Services revenues rose slightly on a comparable basis (+0.1%) to 2.781 billion euros, after falling 1.6% in the third quarter. Excluding the impact of regulatory measures, revenues rose 3.3% due to equipment sales, an improvement of 1.6 points compared with the third quarter (+1.7%). Revenues from mobile services13 declined 1.0%, however, after remaining stable in the third quarter, as the growing impact of tariff adjustments and declining revenues from prepaid offers was no longer completely offset by the growth in new uses and the contract customer base.

Home Communication Services revenues declined 5.3% on a comparable basis and 3.9%, excluding the impact of regulatory measures, to 3.220 billion euros after falling 3.8% in the third quarter.

Restated EBITDA in France was 8.654 billion euros in 2011, a decrease of 644 million euros (-6.9%) on a comparable basis, due in particular to:

-

the impact of regulatory measures (-148 million euros);

-

the impact of not passing on the complete VAT increase from 1 January 2011 (-154 million euros); and

-

the decline in revenues (-211 million euros, excluding the impact of regulatory measures and the VAT impact).

At the same time, the growth in commercial expenses slowed strongly during the second half. Overall, the restated EBITDA margin was 38.4% in 2011, with erosion limited to 1.5 points for the full year, compared with the declince of 2.0 points in the first half.

The change in EBITDA before restatements also included the change in exceptional provisions recognised in 2011 and 2010 for the “Part Time for Seniors” plan and an expense in 2011 related to the 2011-2015 bonus shares plan, for an overall positive impact of 316 million euros.

Operating income from France fell 5.9% on a comparable basis to 6.241 billion euros, reflecting the decrease in EBITDA and to a lesser extent an increase in amortisation and depreciation.

CAPEX in France rose 1.7% on a comparable basis to 2.619 billion euros due to:

-

a significant increase in investment related to ADSL equipment installed at customer locations linked to the success of Open, and the Livebox and TV decoder upgrade programmes;

-

the development of optical fibre; and

-

the growth of investment in information systems to improve customer relations.

Investment in 3G capacity declined following the substantial investment in the second half of 2010 to increase speed and coverage. The 3G mobile network covered 98.2% of the French population at 31 December 2011.

13

See glossary.

Spain

In millions of euros	period ended 31 December
	2011	2010	2010	11/10	11/10
		comparable basis (unaudited)	historical basis	comparable basis	historical basis
Revenues	3,993	3,821	3,821	4.5%	4.5%
EBITDA	839	765	765	9.8%	9.8%
EBITDA / Revenues	21.0%	20.0%	20.0%
Operating income	(168)	(218)	(218)	23.3%	23.2%
Operating income / Revenues	(4.2)%	(5.7)%	(5.7)%
CAPEX	405	397	397	2.0%	2.0%
CAPEX / Revenues	10.1%	10.4%	10.4%
EBITDA - CAPEX	434	368	368	18.2%	18.2%

Revenues in Spain rose 4.5% to 3.993 billion euros. Excluding the impact of regulatory measures (-89 million euros), revenues increased 7.0% compared with the preceding year.

Personal Communication Services revenues continued to climb, rising 7.1%, to 3.286 billion euros excluding the impact of regulatory measures (-89 million euros). This reflected strong customer base growth of 4.5% with 12.478 million customers at 31 December 2011 (excluding MVNOs) generated primarily by the 6.7% increase in contract customers to 7.616 million at 31 December 2011.Revenue growth in data services accelerated, rising 24.1% in 2011 on the rapid development of Internet browsing. The number of customers with an Internet contract rose to 2.421 million at 31 December 2011 compared with 737,000 in the preceding year, and the Internet Everywhere service (3G USB sticks) rose 21% year on year to 769,000 customers at 31 December 2011.

Revenue growth in data services accelerated, rising 24.1% in 2011 on the rapid development of Internet browsing. The number of customers with an Internet contract rose to 2.421 million at 31 December 2011 compared with 737,000 in the preceding year, and the Internet Everywhere service (3G USB sticks) rose 21% year on year to 769,000 customers at 31 December 2011.

The hosted MVNO customer base also grew strongly, rising 24% year on year to 1.477 million customers at 31 December 2011.

Home Communication Services revenues rose 6.6% on a comparable basis to 707 million euros, reflecting 13.5% growth in fixed broadband services to 1.265 million ADSL customers at 31 December 2011 and 1.9% growth in ARPU14 linked to the rising share of completely unbundled ADSL customers and to the development of Voice over IP.

fourth quarter of 2011

Revenues in Spain rose  5.0% on a comparable basis to 1.010 billion euros. Excluding the impact of regulatory measures (-21 million euros), revenues increased 7.3%. This reflected strong growth in mobile, where revenues rose 6.0% and fixed services accelerated by 13.7% after rising 6.5% in the third quarter due to the growth of ADSL.

EBITDA in Spain rose 9.8% to 839 million euros in 2011. The EBITDA margin was 21.0%, an improvement of one point in relation to 2010. Revenue growth and reduced service fees and inter-operator costs (impacted by call termination price cuts imposed by the regulator) were partially offset by the increase in commercial expenses in an environment of strong competitive pressures in the mobile market.

Operating income in Spain was -168 million euros in 2011, an improvement of 50 million euros over the preceding year. EBITDA growth of 74 million euros was partially offset by the increase in amortisation and depreciation.

CAPEX in Spain rose 2.0% to 405 million euros from 2010 to 2011. CAPEX primarily concerned the development of 3G mobile network capacity to support the growth in usage (principally data services) and continuation of the mobile access network upgrade programme.

14

See glossary.

Poland

In millions of euros	period ended 31 December
	2011	2010	2010	11/10	11/10
		comparable basis (unaudited)	historical basis	comparable basis	historical basis
Revenues	3,625	3,781	3,934	(4.1)%	(7.8)%
EBITDA	1,347	1,118	1,180	20.5%	14.2%
EBITDA / Revenues	37.2%	29.6%	30.0%
Operating income	443	201	229	120.2%	93.5%
Operating income / Revenues	12.2%	5.3%	5.8%
CAPEX	627	645	679	(2.8)%	(7.6)%
CAPEX / Revenues	17.3%	17.0%	17.2%
EBITDA - CAPEX	720	473	501	52.1%	43.8%

Revenues in Poland fell 4.1% in 2011 on a comparable basis to 3.625 million euros. Excluding the impact of regulatory measures (-58 million euros), revenues for the year fell 2.6%.

Personal Communication Services revenues rose 3.1% to 1.871 billion euros, on a comparable basis and excluding the impact of regulatory measures (-58 million euros). This increase reflects customer base growth of 2.3% year on year in mobile services with 14.658 million customers at 31 December 2011 (excluding MVNOs), generated primarily by the 4.1% increase in prepaid customers to 7.681 million at 31 December 2011.

Home Communication Services revenues declined 6.5% on a comparable basis to 2.013 billion euros due to the downward trend in traditional telephony. The number of broadband services customers rose 2.6% year on year to 2.346 million at 31 December 2011. The number of digital TV customers (ADSL and satellite) rose steeply to 636,000 customers at 31 December 2011, a year-on-year increase of 17%.

fourth quarter of 2011

Revenues in Poland fell 4.1% on a comparable basis to 824 million euros. Excluding the impact of regulatory measures (-17 million euros), revenues fell 2.1%, compared with a decline of 1.7% in the third quarter. The decline in mobile services growth, echoing the market trend, was partially offset by the improvement in fixed services with the start-up of the business services operations. Against this backdrop, Orange Poland’s mobile services maintained their market share in volume and remained the market leader in value.

Restated EBITDA in Poland fell 8.8% in 2011 on a comparable basis (-123 million euros) to 1.274 billion euros, mainly linked to the decline in revenues and to increased restructuring costs, partially offset by savings from the cost optimisation programme, and the decline in service fees and inter-operator costs due to cuts in call termination rates imposed by the regulator.

The change in EBITDA before restatements also includes the change in exceptional provisions recognized in 2011 and 2010 and the increase in income from disposals generated by the sale of the subsidiary TP Emitel in 2011, with a combined positive impact of 352 million euros.

Operating income in Poland in 2011 was 443 million euros, an increase of 242 million euros on a comparable basis in relation to 2010. In addition to the increase in EBITDA of 229 million euros, operating income incorporates a decline in amortisation and depreciation (12 million euros).

CAPEX in Poland fell 2.8% on a comparable basis to 627 million euros. Fixed broadband represented the largest share of CAPEX, at 58%. Overall, 859,000 broadband users were served in 2010 and 2011, in line with the deployment agreement signed with the regulator.

Rest of World

In millions of euros	period ended 31 December
	2011	2010	2010	11/10	11/10
		comparable basis (unaudited)	historical basis	comparable basis	historical basis
Revenues	8,795	8,879	8,248	(0.9)%	6.6%
EBITDA	2,993	3,190	2,941	(6.2)%	1.8%
EBITDA / Revenues	34.0%	35.9%	35.7%
Operating income	595	1,201	1,380	(50.5)%	(56.9)%
Operating income / Revenues	6.8%	13.5%	16.7%
CAPEX	1,409	1,340	1,248	5.1%	12.9%
CAPEX / Revenues	16.0%	15.1%	15.1%
EBITDA - CAPEX	1,584	1,850	1,693	(14.3)%	(6.4)%

Revenues in the Rest of World segment rose 6.6% to 8.795 billion euros in 2011 on an historical basis due to changes in scope of consolidation15 (+9.0 points), partially offset by the negative impact of foreign exchange rates (-1.3 points). On a comparable basis and excluding the impact of regulatory measures (-161 million euros), revenues grew 0.9% in 2011:

-

in Africa and the Middle East, revenues rose 6.8%, excluding Egypt (-5.9%) and Côte d’Ivoire (-8.0%), led by Cameroon (+13.2%), Mali (+7.6%), Senegal (+3.8%) and new operations in Africa16 (+18.6%). The mobile services customer base in Africa and the Middle East was up 26.4% year on year to 74.557 million customers at 31 December 2011;

-

in Europe, revenues rose 0.8%. Mobile Internet browsing with smartphones and 3G USB sticks rose sharply (+20%) and represents more than 10% of the revenues in the Europe area in 2011. The increase in relation to 2010 was across most of the countries. The situation in Romania is improving, with erosion limited to -1.8% in the second half of 2011 after declines of 5.6% in the first half and 7.8% in 2010;

-

revenues in the Dominican Republic rose 2.3%. The 2011 mobile customer base grew 7.7% year on year, led by strong growth in contract customers (+24.1%).

In the Rest of World segment, the mobile services customer base was 99.7 million at 31 December 2011, a net increase of 16.1 million customers year on year, including 4.8 million from Meditel in Morocco, 1.7 million from CCT in the Congo, and 0.6 million from Korek in Iraq. Excluding these three countries, net additions of 9.0 million customers were reported for 2011 (+10.8%), led by Egypt (+2.7 million), Mali (+1.7 million), Cameroon (+1.1 million) and Senegal (+1.0 million). In addition, Orange Money is now marketed in eight African countries and had more than 3.2 million customers at 31 December 2011.

fourth quarter of 2011

Revenues declined 0.4% on a comparable basis to 2.292 billion euros. Excluding the impact of regulatory measures (-19 million euros), revenues rose 0.4%:

-

Revenues increased 5.6% in Africa and the Middle East, excluding Egypt (-8.2%) and Côte d’Ivoire (-2.2%);

-

European revenues rose 1.2%, led by Belgium (+1.6%) and Switzerland (+2.5%). Romania reported improvement, with erosion limited to -1.7% after a decline of 2.0% in the third quarter.

EBITDA in the Rest of World segment was 2.993 billion euros in 2011, down 6.2% on a comparable basis due to the downturn in Egypt and Romania and to the impact of regulatory measures, most notably in Belgium and Switzerland.

Operating income in the Rest of World segment was 595 million euros in 2011. The decline of 606 million euros in relation to 2010 on a comparable basis reflects the decrease in EBITDA (-197 million euros), the increase in amortization and depreciation (-174 million euros), and the increase in impairment of goodwill and fixed assets (-236 million euros).

CAPEX in the Rest of World segment was 1.409 billion euros in 2011, a 5.1% increase on a comparable basis, reflecting the upgrade programme for mobile access equipment in Europe (Belgium, Switzerland, Romania and Slovakia) and deployment of mobile networks in Kenya, Guinea and Niger.

15

In particular in Egypt, with the full consolidation of the operator Mobinil on July 13, 2010 and the acquisition of Linkdotnet in September 2010, and in Belgium, with the acquisition of KPN Belgium Business by Mobistar, consolidated in June 2010.

16

New operations in Africa: Kenya, Guinea, Guinea-Bissau, Niger, Central African Republic and Uganda.

Enterprise

In millions of euros	period ended 31 December
	2011	2010	2010	11/10	11/10
		comparable basis (unaudited)	historical basis	comparable basis	historical basis
Revenues	7,101	7,213	7,216	(1.6)%	(1.6)%
EBITDA	1,276	1,238	1,299	3.1%	(1.8)%
EBITDA / Revenues	18.0%	17.2%	18.0%
Operating income	940	897	958	4.7%	(1.9)%
Operating income / Revenues	13.2%	12.4%	13.3%
CAPEX	343	318	318	7.8%	8.0%
CAPEX / Revenues	4.8%	4.4%	4.4%
EBITDA - CAPEX	933	920	981	1.4%	(5.0)%

Revenues in the Enterprise segment were 7.101 billion euros in 2011, with erosion limited to 1.6% on a comparable basis after a decline of 4.8% in 2010. The 3.2-point improvement year on year is largely tied to increased revenues in services and mature networks. Revenues in the emerging markets rose 11.3% on a comparable basis in 2011 to 541 million euros.

Revenues in services rose 6.4% in 2011 to 1.771 billion euros, after remaining stable in 2010. Most of the revenue growth was international, led by the integrated services, consulting and equipment sales.

Growing networks reported a 14.2% increase in revenues to 366 million euros, reflecting the rapid development of Voice over IP and satellite access.

Mature networks rose slightly (+0.4%) to 2.782 billion euros, led by 2.1% growth in IPVPN services attributable to international development. Meanwhile, broadcast services fell 0.7% after rising 3.8% in 2010.

Legacy networks continued their downward trend, with revenues declining 11.2% in 2011 to 2.182 billion euros after falling 12.2% in 2010. Fixed line fell 8.9%, while legacy network solutions declined 20.1%.

fourth quarter of 2011

Revenues declined 2.0% on a comparable basis to 1.818 billion euros in relation to the fourth quarter of 2010. Growing networks reported a 13.1% increase in revenues, reflecting continuing growth in Voice over IP, satellite access services and Image revenues. At the same time, services rose 0.6% (+2.8% excluding equipment sales) on growth in integration services and security solutions. International operations performed well, with quarterly revenues rising 3.5%, led by the Americas and the Asia-Pacific region.

EBITDA in the Enterprise segment was 1.276 billion euros in 2011, up 3.1% on a comparable basis. The EBITDA margin was 18.0%, an improvement of 0.8 points compared with 2010. The decline in revenues was more than offset by lower service fees and inter-operator costs and by the optimisation of certain other cost items.

Operating income of 940 million euros in 2011 increased 4.7% on a comparable basis. The ratio of operating income to revenues (13.2%) improved by 0.8 points compared with 2010.

CAPEX rose 7.8% on a comparable basis to 343 million euros in 2011, reflecting in particular increased investment in integration platforms and outsourcing of critical communication applications offers.

International Carriers and Shared Services

In millions of euros	period ended 31 December
	2011	2010	2010	11/10	11/10
		comparable basis (unaudited)	historical basis	comparable basis	historical basis
Revenues	1,610	1,626	1,600	(1.0)%	0.6%
EBITDA	105	(681)	(661)
EBITDA / Revenues	6.5%	(41.8)%	(41.3)%
Operating income	(103)	(1,364)	(1,354)	92.4%	92.3%
Operating income / Revenues	(6.5)%	(83.9)%	(84.6)%
CAPEX	367	310	312	18.4%	17.6%
CAPEX / Revenues	22.8%	19.0%	19.5%
EBITDA - CAPEX	(262)	(991)	(973)	73.5%	73.0%

Revenues in International Carriers and Shared Services declined 1.0% in 2011 on a comparable basis to 1.610 billion euros:

-

revenues from International Carrier Services fell 2.4% to 1.361 billion euros, mainly due to the decrease in network services to the Group's other operating segments, partially offset by the increase in maintenance and underwater cable laying operations linked in particular to the ACE cable in Western Africa;

-

Shared Services rose 7.5% to 249 million euros, largely due to patent sales.

EBITDA was positive in 2011 at 105 million euros compared with negative EBITDA of 681 million euros in 2010 on a comparable basis, an improvement of 786 million euros year on year. This was due to:

-

the restructuring of the Orange Sport and Orange Cinema Series businesses, where a provision of 547 million euros was recognised in 2010;

-

the positive change in the provision for the “Part Time for Seniors” plan (163 million euros in 2011).

The operating loss was 103 million euros in 2011, compared with a loss of 1.364 billion euros in 2010 on a comparable basis. The year-on-year improvement of 1.261 billion euros was related to the EBITDA increase of 786 million euros and the end of financing operations in the United Kingdom, generating operating income of 642 million euros, mainly due to the reclassification of currency translation reserves for the entities involved in these financing operations.

CAPEX was 367 million euros in 2011, an increase of 57 million euros on a comparable basis in relation to 2010, largely due to the installation of the ACE (Western Africa) and LION 2 (Indian Ocean) underwater cables.

schedule of upcoming events

•

3 May 2012: first quarter 2012 results

contacts

  press: +33 1 44 44 93 93

  Béatrice Mandine

  beatrice.mandine@orange.com

  Sébastien Audra

  sebastien.audra@orange.com

  Tom Wright

  tom.wright@orange.com

  Olivier Emberger

  olivier.emberger@orange.com

  Mylène Blin

  mylene.blin@orange.com

  financial communications: +33 1 44 44 04 32

  (analysts and investors)

  Patrice Lambert-de Diesbach

  p.lambert@orange.com

  Claire Roblet

  claire.roblet@orange.com

  Jérôme Blin

  jerome.blin@orange.com

  Cionaith Cullen
  cionaith.cullen@orange.com

  Amélie Laroche-Truong

  amelie.larochetruong@orange.com

  Mathieu Lemaire
  mathieu.lemaire@orange.com

  Florent Razafi

  florent.razafi@orange.com

disclaimer

This press release contains forward-looking statements about France Telecom’s business, notably for 2012. Although France Telecom believes these statements are based on reasonable assumptions, the actual occurrence of the forecasted developments is subject to numerous risks and uncertainties, including matters not yet known to France Telecom or not currently considered material by France Telecom, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other factors, overall trends in the economy in general and in France Telecom’s markets, the effectiveness of the “Conquests 2015” strategic plan and of other strategic, operating and financial initiatives, France Telecom’s ability to adapt to the ongoing transformation of the telecommunications industry, notably in France with the arrival of the fourth mobile operator, tax and regulatory constraints, notably on fixing wholesale tariffs, as well as the outcome of legal proceedings and the risks and uncertainties related to international operations and exchange rate fluctuations. More detailed information on the potential risks that could affect France Telecom's financial results can be found in the Registration Document filed with the French Autorité des marchés financiers and in the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.  Except to the extent required by law, in particular sections 223-1 et seq. of the General Regulations of the Autorité des marchés financiers, France Telecom does not undertake any obligation to update forward-looking statements.

appendix 1: consolidated statement of income

Amounts in millions of euros (except for per share data)	2011	2010	2009
Revenues	45,277	45,503	44,845
External purchases	(19,638)	(19,375)	(18,748)
Other operating income	658	573	568
Other operating expense	(2,463)	(2,532)	(2,211)
Labour expenses	(8,815)	(9,214)	(9,010)
Gain (losses) on disposal of businesses and assets	246	62	(3)
Restructuring costs and similar items	(136)	(680)	(213)
General Court of the European Union ruling of November 30, 2009	-	-	(964)
EBITDA	15,129	14,337	14,264
Depreciation and amortization	(6,735)	(6,461)	(6,234)
Remeasurement resulting from business combinations	-	336	-
Reclassification of cumulative translation adjustment from liquidated entities	642	-	-
Impairment of goodwill	(611)	(509)	(449)
Impairment of fixed assets	(380)	(127)	(69)
Share of profits (losses) of associates	(97)	(14)	138
Operating Income	7,948	7,562	7,650
Cost of gross financial debt	(2,066)	(2,117)	(2,232)
Income and expense on net debt assets	125	120	129
Foreign exchange gains (losses)	(21)	56	(42)
Other financial income and expenses	(71)	(59)	(61)
Finance costs, net	(2,033)	(2,000)	(2,206)
Income tax	(2,087)	(1,755)	(2,242)
Consolidated net income after tax of continuing operations	3,828	3,807	3,202
Consolidated net income after tax of discontinued operations	-	1,070	200
Consolidated net income after tax	3,828	4,877	3,402
Net income attributable to owners of the parent	3,895	4,880	3,018
Non-controlling interests	(67)	(3)	384

Earnings per share (in euros)
Net income of continuing operations attributable to owners of France Telecom S.A.
- basic	1.47	1.44	1.06
- diluted	1.46	1.43	1.06
Net income of discontinued operations attributable to owners of France Telecom S.A.
- basic	-	0.40	0.08
- diluted	-	0.39	0.08
Net income attributable to owners of France Telecom S.A.
- basic	1.47	1.84	1.14
- diluted	1.46	1.82	1.14

appendix 2: consolidated balance sheet

(in millions of euros)	December 31, 2011	December 31, 2010	December 31, 2009
ASSETS
Goodwill	27,340	29,033	27,797
Other Intangible assets	11,343	11,302	9,953
Property, plant and equipment	23,634	24,756	23,547
Interests in associates	7,944	8,176	937
Assets available for sale	89	119	220
Non-current loans and receivables	994	891	2,554
Non-current financial assets at fair value through profit or loss	114	96	199
Non-current hedging derivatives assets	428	328	180
Other non-current assets	94	21	32
Deferred tax assets	3,551	4,424	3,775
Total non-current assets	75,531	79,146	69,194
Inventories	631	708	617
Trade receivables	4,905	5,596	5,451
Current loans and other receivables	1,165	775	1,093
Current financial assets at fair value through profit or loss, excluding cash equivalents	948	758	91
Current hedging derivatives assets	66	72	18
Other current assets	2,284	2,346	1,828
Current tax assets	124	124	142
Prepaid expenses	368	323	407
Cash equivalents	6,733	3,201	2,911
Cash	1,311	1,227	894
Total current assets	18,535	15,130	13,452
Assets held for sale	2,017	-	8,264
TOTAL ASSETS	96,083	94,276	90,910
EQUITY AND LIABILITIES
Share capital	10,596	10,595	10,595
Additional paid-in capital	15,731	15,731	15,730
Retained earnings	1,246	2,775	539
Equity attributable to the owners of the parent	27,573	29,101	26,864
Non-controlling interest	2,019	2,448	2,713
Total equity	29,592	31,549	29,577
Non-current trade payables	380	466	411
Non-current financial liabilities at amortized cost, excluding trade payables	33,933	31,617	30,502
Non-current financial liabilities at fair value through profit or loss	259	2,175	614
Non-current hedging derivatives liabilities	277	250	693
Non-current employee benefits	1,688	1,826	1,223
Non-current provisions	991	1,009	1,009
Other non-current liabilities	487	528	565
Deferred tax liabilities	1,264	1,265	1,043
Total non-current liabilities	39,279	39,136	36,060
Current trade payables	8,151	8,274	7,531
Current financial liabilities at amortized cost, excluding trade payables	5,440	4,525	6,230
Current financial liabilities at fair value through profit or loss	2,019	366	73
Current hedging derivatives liabilities	3	18	1
Current employee benefits	1,829	1,816	1,687
Current provisions	1,506	1,546	1,217
Other current liabilities	2,277	2,105	2,629
Current tax payables	2,625	2,353	282
Deferred income	2,322	2,588	2,443
Total current liabilities	26,172	23,591	22,093
Liabilities related to assets held for sale	1,040	-	3,180
TOTAL EQUITY AND LIABILITIES	96,083	94,276	90,910

appendix 3: consolidated statement of cash flows

(amounts in millions of euros)	December 31, 2011	December 31, 2010	December 31, 2009
OPERATING ACTIVITIES
Consolidated net income	3,828	4,877	3,402
Adjustments to reconcile net income (loss) to funds generated from operations	10,781	10,314	11,897
Change in inventories, trade receivables and trade payables	598	212	(151)
Other changes in working capital requirements	(229)	(858)	922
Other net cash out	(2,099)	(1,957)	(2,067)
Net cash provided by operating activities	12,879	12,588	14,003
Of which discontinued UK operations	-	87	941
INVESTING ACTIVITIES
Purchases (sales) of property, plant and equipment and intangible assets	(6,598)	(5,888)	(5,785)
Cash paid for investment securities, net of cash acquired	(217)	(297)	(28)
Investments in affiliates, net of cash acquired	(392)	(768)	(115)
Proceeds from sales of investment securities, net of cash transferred	452	(19)	11
Decrease (increase) in securities and other financial assets	447	1,021	520
Net cash used in investing activities	(6,308)	(5,951)	(5,397)
Of which discontinued UK operations	-	(107)	(406)
FINANCING ACTIVITIES
Issuance of bonds and other long-term debt	4,331	4,353	5,059
Redemptions and repayments of bonds and other long-term debt	(1,717)	(6,988)	(7,308)
Increase (decrease) of bank overdrafts and short-term borrowings	(570)	238	(1,253)
Decrease (increase) of deposits and other debt-linked financial assets	2	778	(590)
Exchange rates effects on derivatives, net	(238)	(149)	(360)
Purchase of treasury shares	(275)	11	(8)
Changes in ownership interests with no gain / loss of control	(8)	(46)	(1,386)
Capital increase (decrease) - owners of the parent company	1	1	2
Capital increase (decrease) - non-controlling interests	-	3	2
Dividends paid to non-controlling interests	(683)	(612)	(571)
Dividends paid to owners of the parent company	(3,703)	(3,706)	(3,141)
Net cash used in financing activities	(2,860)	(6,117)	(9,554)
Of which discontinued UK operations	-	66	(554)
Net change in cash and cash equivalents	3,711	520	(948)
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects	(78)	103	59
Cash and cash equivalents at beginning of period	4,428	3,805	4,694
Cash and cash equivalents at end of period	8,061	4,428	3,805

appendix 4: change in the net financial debt from 2010 to 2011

(in millions of euros)
Net financial debt at 31 December 2010	31,840
Restated operating cash flow (EBITDA – CAPEX)	(9,360)
Acquisition of spectra and frequencies	(767)
Investments in property, plant and equipment and intangible assets financed through finance leases	(180)
Interest paid and interest rate effects on derivatives, net (net of dividends and interest income received)	(1,078)
Corporate tax paid	(1,021)
Decrease (increase) in total working capital requirements	(369)
Acquisitions and proceeds from the sale of investment securities (net of cash acquired / transferred) and changes in share of equity in subsidiaries without (loss) gain of control	(165)
Dividends paid to equity holders of the parent company	(3,703)
Dividends paid to non-controlling interests	(683)
Purchase of treasury shares	(275)
Other items	(168)
Net financial debt at 31 December 2011	30,890
Payment realted to the acquisition of the 4G licence in France (800 MHz) on 19 January 2012	891
Payment related to the dispute between DPTG and TP S.A. in Poland on 13 January 2012	550
Restated net financial debt at 31 December 2011	32,331

The restated ratio of net financial debt / EBITDA is calculated based on:

-

net financial debt, including 50% of the net financial debt of the Everything Everywhere joint venture in the United Kingdom and, for 2011, (i) the payment of 891 million euros for the acquisition of the 4G licence in France (800 MHz) on 19 January 2012 and (ii) the payment  of 550 million euros pertaining to the dispute between DPTG and TP S.A. on 13 January 2012;

-

in relation to restated EBITDA for the preceding 12 months, including (i) EBITDA of Orange in the United Kingdom until 1 April 2010, the date of its disposal, excluding income from the disposal of Orange assets in the United Kingdom; (ii) 50% of the EBITDA of the Everything Everywhere joint venture in the United Kingdom since 1 April 2010, the date it was established; and (iii) EBITDA of ECMS in Egypt in the first half of 2010.

appendix 5: analysis of consolidated EBITDA

In millions of euros	2011	2010 comparable basis (unaudited)	change comparable basis (in %)
Full year data
Revenues	45,277	46,020	(1.6)%
External purchases	(19,638)	(19,610)	0.1%
in % of revenues	43.4%	42.6%	0.8pt
of which:
Purchases from and fees paid to carriers	(5,883)	(6,148)	(4.3)%
in % of revenues	13.0%	13.4%	(0.4)pt
Other network expenses and IT costs	(2,752)	(2,707)	1.7%
in % of revenues	6.1%	5.9%	0.2pt
Overheads, property, other external expenses and capitalised production	(3,513)	(3,512)	0.0%
in % of revenues	7.8%	7.6%	0.1pt
Commercial expenses and content purchases	(7,490)	(7,242)	3.4%
in % of revenues	16.5%	15.7%	0.8pt
Labour expenses*	(8,808)	(8,784)	0.3%
in % of revenues	19.5%	19.1%	0.4pt
Other operating income and expenses*	(1,683)	(1,712)	(1.7)%
Gains (losses) on disposals of assets*	50	63	-
Restructuring expenses*	(116)	(132)	-
Restated EBITDA*	15,083	15,846	(4.8)%
in % of revenues	33.3%	34.4%	(1.1)pt

* The EBITDA restatements relate to the following exceptional events:

A total negative amount of 47 million euros in 2011 for:

-

income from asset disposals of 197 million euros related to the sale by TP S.A. of its subsidiary TP Emitel;

-

an additional provision of 115 million euros related to the European Commission fine on TP S.A. for misuse of its dominant position on the broadband market in Poland;

-

an expense of 37 million euros related to the 2011-2015 Bonus Share plan;

-

a provision reversal of 29 million euros for the Part Time for Seniors Plan in France;

-

an additional provision of 19 million euros related to the restructuring of the Orange Sport and Orange Cinema Series businesses;

-

an additional provision of 8 million euros for the DPTG dispute in Poland.

A total positive amount of 1.317 billion euros in 2010 for:

-

a provision of 547 million euros related to the restructuring of the Orange Sport and Orange Cinema Series businesses;

-

an additional provision of 492 million euros for the Part Time for Seniors plan in France;

-

an additional provision of 266 million euros for the DPTG dispute in Poland;

-

a provision of 13 million euros related to the European Commission fine on TP S.A. for misuse of its dominant position on the broadband market in Poland.

In millions of euros	2011	2010 comparable basis (unaudited)	change comparable basis (in %)
4rth quarter
Revenues	11,428	11,627	(1.7)%
External purchases	(5,220)	(5,288)	(1.3)%
in % of revenues	45.7%	45.5%	0.2pt
of which:
Purchases from and fees paid to carriers	(1,452)	(1,506)	(3.6)%
in % of revenues	12.7%	13.0%	(0.2)pt
Other network expenses and IT costs	(708)	(722)	(1.9)%
in % of revenues	6.2%	6.2%	(0.0)pt
Overheads, property, other external expenses and capitalised production	(910)	(894)	1.8%
in % of revenues	8.0%	7.7%	0.3pt
Commercial expenses and content purchases	(2,150)	(2,167)	(0.8)%
in % of revenues	18.8%	18.6%	0.2pt
Labour expenses*	(2,230)	(2,311)	(3.5)%
in % of revenues	19.5%	19.9%	(0.4)pt
Other operating income and expenses*	(475)	(422)	-
Gains (losses) on disposals of assets*	35	22	-
Restructuring expenses*	(67)	(57)	-
Restated EBITDA*	3,472	3,571	(2.8)%
in % of revenues	30.4%	30.7%	(0.3)pt

* The EBITDA restatements relate to the following exceptional events:

A total negative amount of 20 million euros in the fourth quarter of 2011 for:

-

a provision reversal of 61 million euros related to the Part Time for Seniors plan in France;

-

an additional provision of 19 million euros related to the restructuring of the Orange Sport and Orange Cinema Series businesses;

-

an additional provision of 14 million euros related to the Bonus Share distribution plan;

-

an additional provision of 8 million euros for the DPTG dispute in Poland.

A total positive amount of 981 million euros in the fourth quarter of 2010 for:

-

a provision of 547 million euros related to the restructuring of the Orange Sport and Orange Cinema Series businesses;

-

an additional provision of 422 million euros for the Part Time for Seniors plan in France;

-

an additional provision of 13 million euros related to the European Commission fine on TP S.A. for misuse of its dominant position on the broadband market in Poland.

appendix 6: revenues by operating segment

In millions of euros	2011	2010 Comparable basis (unaudited)	2010 historical basis	change comparable basis (in %)	change historical basis (in %)
Full year data
France	22,534	23,314	23,308	(3.3)%	(3.3)%
Personal Communication Services	10,921	10,832	10,832	0.8%	0.8%
Home Communication Services	12,860	13,541	13,536	(5.0)%	(5.0)%
Consumer Services	7,863	8,395	8,413	(6.3)%	(6.5)%
Carrier Services	4,453	4,525	4,525	(1.6)%	(1.6)%
Other Home Communication Services revenues	544	621	598	(12.5)%	(9.0)%
Eliminations	(1,247)	(1,059)	(1,060)	-	-
Spain	3,993	3,821	3,821	4.5%	4.5%
Personal Communication Services	3,286	3,158	3,158	4.1%	4.1%
Home Communication Services	707	663	663	6.6%	6.5%
Poland	3,625	3,781	3,934	(4.1)%	(7.8)%
Personal Communication Services	1,871	1,872	1,930	(0.1)%	(3.1)%
Home Communication Services	2,013	2,152	2,260	(6.5)%	(10.9)%
Eliminations	(259)	(243)	(256)	-	-
Rest of World	8,795	8,879	8,248	(0.9)%	6.6%
Enterprises	7,101	7,213	7,216	(1.6)%	(1.6)%
Legacy networks	2,182	2,459	2,437	(11.2)%	(10.5)%
Mature networks	2,782	2,770	2,793	0.4%	(0.4)%
Growing networks	366	320	321	14.2%	13.9%
Services	1,771	1,664	1,665	6.4%	6.3%
International Carriers and Shared Services	1,610	1,626	1,600	(1.0)%	0.6%
International Carriers	1,361	1,394	1,369	(2.4)%	(0.6)%
Shared Services	249	232	231	7.5%	7.7%
Inter-segment eliminations	(2,381)	(2,614)	(2,624)	-	-
Group total	45,277	46,020	45,503	(1.6)%	(0.5)%
4rth quarter
France	5,661	5,903	5,877	(4.1)%	(3.7)%
Personal Communication Services	2,781	2,779	2,779	0.1%	0.1%
Home Communication Services	3,220	3,401	3,376	(5.3)%	(4.6)%
Consumer Services	1,942	2,067	2,071	(6.0)%	(6.2)%
Carrier Services	1,123	1,153	1,153	(2.6)%	(2.6)%
Other Home Communication Service s revenues	155	182	152	(14.7)%	2.3%
Eliminations	(340)	(278)	(278)	-	-
Spain	1,010	962	963	5.0%	4.9%
Personal Communication Services	822	797	797	3.2%	3.2%
Home Communication Services	188	166	166	13.7%	13.1%
Poland	824	858	998	(4.1)%	(17.5)%
Personal Communication Services	428	445	505	(3.7)%	(15.1)%
Home Communication Services	454	468	558	(3.0)%	(18.6)%
Eliminations	(59)	(54)	(65)	-	-
Rest of World	2,292	2,301	2,294	(0.4)%	(0.1)%
Enterprises	1,818	1,856	1,860	(2.0)%	(2.2)%
Legacy networks	523	578	573	(9.6)%	(8.8)%
Mature networks	706	703	709	0.4%	(0.4)%
Growing networks	103	91	92	13.1%	12.7%
Services	486	483	486	0.6%	0.1%
International Carriers and Shared Services	423	403	401	5.0%	5.6%
International Carriers	360	335	334	7.2%	7.7%
Shared Services	64	68	67	(6.2)%	(4.7)%
Inter-segment eliminations	(600)	(657)	(661)	-	-
Group total	11,428	11,627	11,731	(1.7)%	(2.6)%

appendix 7: key performance indicators of France Telecom-Orange

	December 31, 2011	December 31, 2010
France Telecom-Orange Group
Total number of customers* (millions)	226.322	209.571

Personal Communication Services customers* (millions)	167.384	150.433
- of which contract customers (millions)	54.194	51.190
Home Communication Services broadband customers (millions)	14.425	13.734
- of which IPTV and satellite TV customers (millions)	5.138	4.118
France
Personal Communication Services
Number of customers* (millions)	27.090	26.929
- of which contract customers (millions)	19.453	18.984
Total ARPU (euros)	375	387
Number of MVNO customers (millions)	3.351	2.792
Home Communication Services
Consumer Market
Number of fixed line subscribers (millions)	18.548	19.560
- of which naked ADSL** customers (millions)	4.744	3.707
ARPU of fixed line subscribers (euros)	34.6	34.9
Number of broadband customers at end of period (millions)	9.598	9.207
ADSL market share at end of period*** (%)	45.1	46.0
Number of IPTV and satellite TV customers (millions)	4.374	3.505
Carrier market
Total number of fixed lines in the Carriers market (millions)	11.428	10.176
- of which total unbundling (millions)	8.886	7.690
- of which wholesale naked ADSL rental** (millions)	1.115	1.219
- of which wholesale line rentals (millions)	1.427	1.267
Spain
Personal Communication Services
Number of customers* (millions)	12.478	11.940
- of which contract customers (millions)	7.616	7.139
Total ARPU (euros)	255	263
Home Communication Services
Number of ADSL broadband customers (millions)	1.265	1.115
Number of Voice over IP customers (thousands)	777	611

* Excluding customers of MVNOs ** See glossary *** Company estimate.

	December 31, 2011	December 31, 2010
Poland
Personal Communication Services
Number of customers* (millions)	14.658	14.332
- of which contract customers (millions)	6.977	6.956
Total ARPU (PLN)	491	515
Home Communication Services
Total number of fixed lines (millions)	7.280	7.827
Number of broadband customers (millions)	2.346	2.287
Number of IPTV and satellite TV customers (millions)	636	544
Rest of World
Personal Communication Services
Number of customers* (millions)	99.741	83.626
- of which contract customers (millions)	13.727	12.137
Number PCS customers by region (millions) :
Europe	22.028	21.735
Africa and Middle East	74.557	58.974
Other	3.156	2.917
Home Communication Services
Total number of telephone lines (thousands)	2,149	2,231
- Europe (thousands)	683	647
- Africa and Middle East (thousands)	1,460	1,581
- other (thousands)	6	3
Number of broadband customers at end of period (thousands)	858	754
- Europe (thousands)	166	132
- Africa and Middle East (thousands)	690	621
- other (thousands)	2	1
Enterprises
France
Number of legacy telephone lines (thousands	4,032	4,424
Number of accesses to IP networks (thousands)	344	336
- of which IP-VPN (thousands)	277	271
Number of XoIP connections (thousands)	59	49
World
Number of IP-VPN accesses \ world (thousands)	317	319
Everything Everywhere (United Kingdom) **
Personal Communication Services
Number of customers* (millions)	26.834	27.214
- of which contract customers (millions)	12.842	11.948
Total ARPU (£/month, based on quarterly revenues)	19.1	19.7
Home Communication Services
Number of ADSL broadband customers (thousands)	713	741

* Excluding customers of MVNOs.
** Everything Everywhere customer bases are 50% consolidated in the France Telecom-Orange customer bases.

appendix 8: 2011 highlights

february
13/02/12	Egypt – France Telecom-Orange and Orascom Telecom Media and Technology Holding SAE announce advanced discussions regarding MobiNil and ECMS
10/02/12	France – Orange launches a new range of all-inclusive fixed line offers
03/02/12	Austria – France Telecom – Orange announces an agreement for the sale of its 35% stake in Orange Austria january
17/01/12	Group – France Telecom-Orange enters into partnership with Bouygues Telecom concerning the deployment of its optical fibre networks
12/01/12	France – Sosh launches its new range of price plans from €9.90 per month december
23/12/11	Switzerland – France Telecom-Orange reached an agreement with Apax Partners for the disposal of Orange Switzerland
20/12/11

Group – France Telecom vigorously protests the ruling of the European Commission which will force it to pay unemployment insurance on behalf of its state employees in the future. France Telecom is now preparing to appeal this ruling november
28/11/11	France – Open crosses the one million subscriber threshold and now includes a family offer by including up to four mobile plans at attractive prices
24/11/11	France – Connect to new generation TV – Christmas like you have never seen it before, with Orange
18/11/11	France – Orange to host the MVNO Ortel Mobile on its network in France
17/11/11	Group – France Telecom prices a JPY 44.3 billion bond
15/11/11	France – France Telecom-Orange and SFR announce agreement to deploy optical fibre beyond very dense areas
08/11/11	France – Orange again named best mobile network by ARCEP
07/11/11	Group – France Telecom-Orange and Publicis Group decide to launch a venture-capital fund to boost development of the digital economy
04/11/11	Group – Orange acquires a 34% minority interest in Skyrock’s web operations
03/11/11	Group – France Telecom offers a GBP 250 million bond maturing 2050 october
27/10/11	Group – France Telecom-Orange : third-quarter 2011results : strong commercial performance, stable revenues in the first nine months of the year, operational cash flow target raised slightly
26/10/11	Group – France Telecom-Orange reinforces its governance structure
26/10/11	United Kingdom – Everything Everywhere Results for the Third-Quarter to 30 September
20/10/11	Africa – France Telecom-Orange to acquire 100% of Congo Chine Telecom (CCT), a mobile operator in the Democratic Republic of the Congo
14/10/11	Europe - Deutsche Telekom and France Telecom-Orange procurement joint venture BUYIN commences operations
11/10/11	France – Orange launches a new Open range : four mobile plans with even more benefits, available in SIM-only version
11/10/11	China – Orange and China Telecom sign strategic partnership framework agreement

All press releases are available on the Group’s websites:

•

www.orange.com

•

www.orange.es

•

www.everythingeverywhere.com

•

www.tp-ir.pl

•

www.orange-business.com

appendix 9: glossary

ARPU - Fixed Services for Consumers: average annual revenues per line for fixed services and internet for consumers are calculated by dividing the average monthly revenues over the past twelve months by the weighted average number of fixed service lines for consumers over the same period. The weighted average number of fixed service lines for consumers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of lines at the start and end of the month. The ARPU of fixed services for consumers is expressed as monthly revenues per line.

ARPU - Personal Communication Services: average annual revenues per user (ARPU) are calculated by dividing the revenues from mobile services (see "mobile services" below) generated over the past twelve months by the weighted average number of customers over the same period, excluding "machine to machine" customers. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. PCS ARPU is expressed as annual revenues per customer.

broadband ARPU (ADSL, FTTH, satellite and WiMAX): average revenues per user of broadband services per quarter are calculated by dividing the quarterly revenues for consumer broadband services by the weighted average number of accesses over the same period. The weighted average number of accesses is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of accesses at the start and end of the month. ARPU is expressed as monthly revenues per access.

CAPEX: capital expenditure on tangible and intangible assets excluding telecommunication licences and investments through finance leases.

commercial expenses: external purchases including purchases of handsets and other products sold, commissions related to distribution, advertising, promotional and sponsorship expenses, and rebranding expenses.

comparable basis: data based on comparable accounting principles, consolidation scope and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, consolidation scope and exchange rates. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended.

EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortization. This indicator corresponds to operating income before depreciation and amortization, before revaluation related to acquisitions of controlling interests, before the reversal of cumulative translation adjustment from liquidated entities, before impairment of goodwill and asset impairment, and before income from associates. EBITDA is not a financial performance indicator as defined by the IFRS standards and is not directly comparable to indicators referenced by the same name in other companies.

Internet/Business Everywhere: enables laptop computers to be connected to the Internet anywhere using a USB flash drive.

MVNO: Mobile Virtual Network Operator. Mobile network operator using third party network infrastructures.

naked ADSL: the naked ADSL access offer is aimed at subscribers who do not wish to keep a standard, separate telephone contract. In France and Poland, France Telecom also offers wholesale naked ADSL to other carriers, allowing their customers, especially those residing in areas where total unbundling is unavailable, to dispense with the traditional telephony subscription.

operating cash flow: corresponds to EBITDA minus CAPEX. EBITDA-CAPEX is one of the Group’s management indicators used to monitor its operational performance and those of its operating sectors.

other external purchases: these include overhead, property expenses, service fees and purchases of other services, content purchases, equipment costs and other supplies in inventory, call centre outsourcing expenses and other external consumption, net of capitalized production of goods and services.

revenues from data services (Personal Communication Services): these are revenues from mobile services (see "revenues from mobile services" below), excluding revenues generated by voice services. They include revenues generated by text messages (SMS), multimedia messages (MMS), data (WAP, GPRS and 3G) and the cost invoiced to the customer for purchases of content.

revenues from mobile services: these are revenues (voice and data services) generated by incoming and outgoing calls, network access fees, roaming revenues from customers of other networks, revenues from value-added services and revenues from incoming calls from mobile virtual network operators (MVNO).

roaming: Use of a mobile telephone service on the network of an operator other than that of the subscriber.

wholesale line rental – WLR: by supplying an analogue connection to the France Telecom switched network and related services as a supplement to a narrowband telephone traffic routing offer, the WLR offer allows third party operators to market a global narrowband fixed telephony offer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: February 22, 2012	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations